Filed Pursuant to Rule 433
Registration Statement No. 333-140456
Dated April 13, 2007
April 13, 2007
Amended Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	TOPIX® Index (Bloomberg Ticker “TPX”)

Specified Currency:	U.S. dollars

First Tranche Offering, 4/5/07:	$27,561,000.00 face amount

Second Tranche Offering, 4/13/07:	$ 5,025,000.00 face amount

Total Aggregate Offering:	$32,586,000.00 face amount

Issue Price on First Tranche:	100.000% of face amount

Issue Price on Second Tranche:	100.295% of face amount

Proceeds to Issuer on First Tranche:	$997.50 per note

Proceeds to Issuer on Second Tranche:	$1,000.45 per note

Underwriting Discount:	$2.50 per note or 0.25% of face amount

Face Amount:	$1,000 per note; $32,586,000.00 in the aggregate for all the offered notes

Denominations:	$1,000 and integral multiples of $1,000 thereafter

Trade Date of First Tranche:	April 5, 2007

Trade Date of Second Tranche:	April 13, 2007

Settlement Date:	April 19, 2007

Stated Maturity Date:	April 19, 2009, subject to postponement one day due to non-business days

Determination Date:	April 6, 2009, unless postponed due to a market disruption event or non-trading days

Initial Index Level:	1,720.72

Final Index Level:	The closing level of the index on the determination date

Participation Level:	400%

Index Cap:	110.7% of the initial index level

Maximum Redemption:	142.8% of the face amount

Index Return:	The result of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage

Payment Amount:	On the stated maturity date, you will receive an amount in cash per note equal to:

If the Final Index Level >= Index Cap, Maximum Redemption

If Initial Index Level <= Final Index Level < Index Cap, Face Amount + (Face Amount x Participation Level x Index Return)

If Final Index Level < Initial Index Level, Face Amount x (Final Index Level / Initial Index Level)

This note is not principal protected. Investors can lose 100% of the principal invested.

No Interest:	The notes will not bear interest

No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system.

Calculation agent:	Goldman, Sachs & Co.

Cusip:	R21892105

Time of Trade:	9:30 a.m., EST, 4/5/2007 9:48 a.m., EST, 4/13/2007
Disclaimers
TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE). The notes are not sponsored, endorsed or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.
The copyright of TOPIX and other intellectual property rights related to “TOPIX” and “TOPIX Index” belong solely to the Tokyo Stock Exchange. No notes relating to a TSE Index are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange and the Tokyo Stock Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of any TSE Index or the figure at which any TSE Index stands on any particular day or otherwise. Each TSE Index is complied and calculated solely by the Tokyo Stock Exchange. However, the Tokyo Stock Exchange shall not be liable to any person for any error in any TSE Index and the Tokyo Stock Exchange shall not be under any obligation to advise any person, including a purchaser or vender of any notes, of any error therein.
The TOPIX Index Value and the TOPIX Trademarks are subject to the intellectual property rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks. The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Trademarks or cease the use thereof. The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Trademarks or as to the figure at which the TOPIX Index Value stands on any particular day. The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value. No Licensed Products are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc. The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Licensed Products or an advice on investments to any purchaser of the Licensed Products or to the public. The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Licensed Products, for calculation of the TOPIX Index Value. Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Licensed Products.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

2